TWO ROADS SHARED TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

April 21, 2022

VIA EDGAR TRANSMISSION

EDGAR Operations Branch

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Two Roads Shared Trust - Withdrawal of Registration Statement on Form N-14 (Accession Number: 0001580642-22-002147) (File No. 333-264379)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Two Roads Shared Trust (the “Registrant”) respectfully requests withdrawal of the Registration Statement on Form N-14 (File No. 333-264379), together with all exhibits thereto, as filed with the Commission on April 19, 2022 (Accession No. 0001580642-22-002147) (the “N-14”). The N-14 related to the reorganization of the Conductor Global Equity Value Fund, a series of the Trust, into the Conductor Global Equity Value ETF, a series of the Trust.

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the N-14.

The Registrant is requesting the withdrawal of the N-14 due to its inclusion of an erroneous proposed effective date. The Registrant believes that withdrawal of the N-14 is consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the U.S. Securities and Exchange Commission accept this application for withdrawal of the N-14. This filing relates solely to the N-14, no information contained herein is intended to amend, supersede, or affect any other filings relating to the Registrant.

Should you have any questions or comments, please contact Stacy H. Louizos of Blank Rome LLP at (212) 885-5147.

Sincerely, /s/ Richard A. Malinowski Richard A. Malinowski Secretary